UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Eisenhower Drive
(No. and Street)

PARAMUS   NJ   07652
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY MARINO   (201) 478-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES
(Name – if individual, state last, first, middle name)

60 East 42nd St.	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, __Anthony Marino__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ridgewood Associates, Inc.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

President
Title

Notary Public

BERNARD J. HOOGLAND
Notary Public of New Jersey
My Commission Expires 11-22-2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ridgewood Associates, Inc.

Financial Statements

December 31, 2011





Ridgewood Associates, Inc.

Financial Statements

December 31, 2011

PKF O'CONNOR DAVIES

PKF

Independent Auditors' Report

The Board of Directors
Ridgewood Associates, Inc.

We have audited the accompanying statements of financial condition of Ridgewood Associates, Inc. as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Associates, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 8, 2012

29 Broadway, New York, NY 10006 I Tel: 212.867.8000 I Fax: 212.687.4346 I Email: info@pkfny.com I www.pkfny.com

PKF O'Connor Davies is a division of O'Connor Davies, LLP, a member of PKF International Limited, a network of legally independent firms.

Ridgewood Associates, Inc.

Statements of Financial Condition

	December 31,	
	2011	2010
ASSETS		
Cash and cash equivalents	$ 89,319	$ 85,419
Investment securities	7,164	7,119
Receivables from brokers or dealers	70,696	75,374
Prepaid expenses	4,698	5,302
Furniture and equipment, net of accumulated depreciation of $60,772 and $54,554	8,720	14,388
Deposits	5,365	5,365
	$ 185,962	$ 192,967

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 4,088	$ 4,382
Accrued wages	44,720	50,873
Total Liabilities	48,808	55,255
Stockholder's Equity		
Capital stock, no par, 1,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	37,154	37,712
Total Stockholder's Equity	137,154	137,712
	$ 185,962	$ 192,967

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Operations

	For the Years Ended December 31,	
	2011	2010
REVENUE		
Commissions	$ 426,788	$ 477,322
Interest and dividends	697	878
Unrealized loss on investment securities	45	1,173
Other income	-	12
Total Revenue	427,530	479,385
EXPENSES		
Employee compensation and benefits	291,152	331,369
Communications	7,233	8,771
Occupancy	35,888	35,045
Taxes, other than income	20,377	24,043
Other operating expenses	73,438	80,552
Total Expenses	428,088	479,780
Net Loss	$ (558)	$ (395)

See notes to financial statements

3

Ridgewood Associates, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2011 and 2010

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2010	$1,000	$99,000	$ 38,107	$138,107
2010				
Net loss	-	-	(395)	(395)
Balance, December 31, 2010	1,000	99,000	37,712	137,712
2011				
Net loss	-	-	(558)	(558)
Balance, December 31, 2011	$1,000	$99,000	$ 37,154	$137,154

See notes to financial statements

Ridgewood Associates, Inc.

Statements of Cash Flows

	For the Years Ended December 31,	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (558)	$ (395)
Adjustments to reconcile net loss to		
cash from operating activities		
Depreciation	6,218	7,797
Unrealized gain on investment securities	(45)	(1,173)
Changes in operating assets and liabilities		
Receivables from brokers or dealers	4,678	2,561
Prepaid expenses	604	1,518
Accounts payable and accrued expenses	(294)	(35,592)
Accrued wages	(6,153)	19,642
Net Cash from Operating Activities	4,450	(5,642)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(550)	(2,096)
Net Cash from Investing Activities	(550)	(2,096)
Net Increase in Cash and Cash Equivalents	3,900	(7,738)
CASH AND CASH EQUIVALENTS		
Beginning of year	85,419	93,157
End of year	$ 89,319	$ 85,419

See notes to financial statements

5

Ridgewood Associates, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

1.   Organization

Business and Tax Status

Ridgewood Associates, Inc. (the "Company") was incorporated on December 12, 1985. Its initial capitalization was made January 1, 1988 when the assets, liabilities and broker/dealer registration of Ridgewood Associates (a sole proprietorship), were transferred to the corporation and 100 shares of no par capital stock were issued by the corporation in consideration thereto.

The Company is an introducing broker with all securities being cleared on a fully disclosed basis through its clearing broker.

As a Subchapter S Company the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its shareholder.

2.   Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

2. Significant Accounting Policies (*continued*)

Fair Value Measurements

The Company follows the Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the years ended December 31, 2011 and 2010 all of the Company's investments, were in financial industry equity securities which are considered Level 1 investments.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income.

Reclassifications

Certain items in the 2010 financial statements have been reclassified for comparative purposes only.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 8, 2012.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2008.

Ridgewood Associates, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

3. **Lease Obligations**

The Company has a non-cancellable operating lease agreement for office space which expires April 30, 2013. Rental expense for 2011 and 2010 amounted to $35,888 and $35,045. The following is a schedule, by years, of future minimum lease payments required under the non-cancelable operating lease at December 31, 2011:

2012	$ 33,640
2013	11,310
	$ 44,950

Under the lease agreement the Company was required to maintain a security deposit of $5,365.

4. **Deferred Contribution Plan**

The Company has a defined contribution plan that covers all eligible employees. Contributions to the plan are made at the Company's discretion. Plan expense was $10,000 and $15,000 for 2011 and 2010.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2011 and 2010, the Company had net capital of $115,606 and $110,006 which was $65,606 and $60,006 in excess of its required net capital, respectively. The company's net capital ratio was .42 and .50 to 1 as of December 31, 2011 and 2010, respectively.

6. **Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk**

The Company introduces its customers' transaction to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2011, amounts owed to the clearing broker for each customer were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

* * * * *

Ridgewood Associates, Inc.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2011

Ridgewood Associates, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2011

NET CAPITAL

Total ownership equity from statement of financial condition		$137,154
Deductions - Non-allowable assets:		
Furniture and equipment	$8,720	
Prepaid expenses	4,698	
Deposits	5,365	
Total deductions		18,783
Net capital before haircuts on securities position		118,371
Less: Haircuts on securities positions		2,765
Net Capital		115,606

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required 6-2/3% of aggregate indebtedness or $50,000, whichever is greater	50,000
Excess of net capital over minimum requirement	$ 65,606
Total Aggregate Indebtedness Liabilities	$ 48,808
Percent of aggregate indebtedness to net capital	42%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2011.

Ridgewood Associates, Inc.

Schedule of Computation of Reserve Requirements
under Exhibit A of Securities and Exchange Commission Rule 15c3-3

As of December 31, 2011

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
under Securities and Exchange Commission Rule 15c3-3

As of December 31, 2011

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.



PKF

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
Ridgewood Associates, Inc.

In planning and performing our audit of the financial statements of Ridgewood Associates, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

29 Broadway, New York, NY 10006 I Tel: 212.867.8000 I Fax: 212.687.4346 I Email: info@pkfny.com I www.pkfny.com

PKF O'Connor Davies is a division of O'Connor Davies, LLP, a member of PKF International Limited, a network of legally independent firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 8, 2012